CUSIP No. 554153106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Mac-Gray Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554153106

(CUSIP Number)

Ellyn Roberts
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111  (415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 554153106

1.	Names of Reporting Persons.

Fairview Capital Investment Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 689,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 689,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person689,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	4.99%

14.	Type of Reporting Person (See Instructions)	IA, OO

CUSIP No. 554153106

1.	Names of Reporting Persons.

Fairview Capital

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 689,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 689,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person689,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	4.99%

14.	Type of Reporting Person (See Instructions)	HC, CO

CUSIP No. 554153106

1.	Names of Reporting Persons.

Andrew F. Mathieson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 689,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 689,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person689,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	4.99%

14.	Type of Reporting Person (See Instructions)	HC, IN

CUSIP No. 554153106

1.	Names of Reporting Persons.

Scott W. Clark

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 689,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 689,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person689,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	4.99%

14.	Type of Reporting Person (See Instructions)	HC, IN

CUSIP No. 554153106

1.	Names of Reporting Persons.

Darlington Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 689,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 689,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person689,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	4.99%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 554153106

Item 1.                      Security and Issuer

This statement relates to shares of Common Stock (the “Stock”) of Mac-Gray Corporation (the “Issuer”).  The principal executive office of the Issuer is located at 404 Wyman Street, Suite 400, Waltham, MA 02451-1212.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Fairview Capital Investment Management, LLC (“FCIM LLC”)
Fairview Capital
Andrew F. Mathieson
Scott W. Clark
Darlington Partners, L.P. (“Darlington”)
(collectively, the “Filers”).

(b)	The business address of the Filers is
300 Drakes Landing Road, Suite 250, Greenbrae, CA 94904

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FCIM LLC is the investment adviser and general partner of Darlington and is the investment adviser to other accounts.  Fairview Capital is the manager of FCIM LLC.  Mr. Mathieson is the sole shareholder and President of Fairview Capital and is a member of FCIM LLC.  Mr. Clark is a member and portfolio manager of FCIM LLC and the portfolio manager of Darlington.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of the Filers, see Item 4 of the cover sheet for each Filer.

CUSIP No. 554153106

Item 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Darlington	WC	$6,183,593

Item 4.                      Purpose of Transaction

The Filers acquired the Shares for investment purposes in the ordinary course of business.  In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in the Shares’ market price, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, the filers’ liquidity requirements and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer’s management or directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Shares, exchanging information with the Issuer pursuant to confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in sections (a) through (j) of Item 4 of Schedule 13D.  The Filers may formulate other plans and/or make other proposals, and take such actions with respect to the Shares, including any or all of the actions described in sections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

FCIM LLC and Darlington sold the Stock in open market transactions as described below.  Sales by FCIM LLC were on behalf of its clients other than Darlington, and such sales are the Filers’ only transactions in the Stock in the last sixty days:

Name	Purchase or Sale	Date	Number of Shares	Price per Share
FCIM LLC	Sale	11/19/2010	2,600	13.85
FCIM LLC	Sale	11/24/2010	1,400	14.05
FCIM LLC	Sale	12/1/2010	11,000	14.20
FCIM LLC	Sale	12/2/2010	15,000	14.26
FCIM LLC	Sale	12/3/2010	3,000	14.21
FCIM LLC	Sale	12/6/2010	4,000	14.43
Darlington	Sale	12/7/2010	15,231	15.67
Darlington	Sale	12/8/2010	3,500	15.75
Darlington	Sale	12/9/2010	1,000	15.29
Darlington	Sale	12/10/2010	100	14.70
Darlington	Sale	12/13/2010	900	14.77
Darlington	Sale	12/14/2010	3,019	14.10

Item 6.Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

FCIM LLC is the general partner of Darlington pursuant to an agreement of limited partnership and is the investment adviser to other accounts pursuant to investment advisory contracts providing to FCIM LLC the authority, among other things, to invest Darlington’s and those accounts’ funds in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Darlington and the other accounts.  Pursuant to such agreement of limited partnership, FCIM LLC is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7.                      Material to Be Filed as Exhibits

Exhibit A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:                 December 16, 2010

FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC By: Fairview Capital, Manager By: Andrew F. Mathieson, President	FAIRVIEW CAPITAL By: Andrew F. Mathieson, President
Andrew F. Mathieson	Scott W. Clark
DARLINGTON PARTNERS, L.P. By: Fairview Capital Investment Management,LLC, General Partner By: Fairview Capital, Manager By: Andrew F. Mathieson, President

CUSIP No. 554153106

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, the undersigned hereby constitute and appoint Fairview Capital Investment Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:                   December 27, 2007

FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC By: Fairview Capital, Manager By: Andrew F. Mathieson, President	FAIRVIEW CAPITAL By: Andrew F. Mathieson, President
Andrew F. Mathieson	Scott W. Clark
DARLINGTON PARTNERS, L.P. By: Fairview Capital Investment Management,LLC, General Partner By: Fairview Capital, Manager By: Andrew F. Mathieson, President